                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 11-K

                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
      FOR THE TRANSITION PERIOD FROM ________________ TO _________________

             COMMISSION FILE NUMBER 1-9513 (CMS ENERGY CORPORATION)
            COMMISSION FILE NUMBER 1-5611 (CONSUMERS ENERGY COMPANY)

                           EMPLOYEES' SAVINGS PLAN AND
                        EMPLOYEE STOCK OWNERSHIP PLAN OF
                            CONSUMERS ENERGY COMPANY
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
               (FULL TITLE OF THE PLAN AND ADDRESS OF THE PLAN, IF
                 DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW)

                             CMS ENERGY CORPORATION
                                ONE ENERGY PLAZA
                             JACKSON, MICHIGAN 49201
                     (NAME OF ISSUER OF THE SECURITIES HELD
                      PURSUANT TO THE PLAN AND THE ADDRESS
                       OF ITS PRINCIPAL EXECUTIVE OFFICE)

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

             Audited Financial Statements and Supplemental Schedule

                         December 31, 2003 and 2002 and
                          Year ended December 31, 2003

                                    CONTENTS

Report of Independent Registered Public Accounting Firm.........................   1

Audited Financial Statements

Statements of Net Assets Available for Benefits.................................   2
Statement of Changes in Net Assets Available for Benefits.......................   3
Notes to Financial Statements...................................................   4

Supplemental Schedule

Schedule H, Line 4i -- Schedule of Assets (Held at End of Year).................  10

             Report of Independent Registered Public Accounting Firm

Plan Administrator
Employees' Savings Plan and Employee
 Stock Ownership Plan of Consumers Energy Company

We have audited the accompanying statements of net assets available for benefits of Employees' Savings Plan and Employee Stock Ownership Plan of Consumers Energy Company as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                          /s/ Ernst & Young LLP

Detroit, Michigan
June 16, 2004

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company

                 Statements of Net Assets Available for Benefits

                                                                   DECEMBER 31
                                                              2003            2002
                                                              ----            ----
ASSETS
Investments:
   Guaranteed investment contracts (at contract value)    $132,664,682    $133,883,841
   Fidelity Managed Income Portfolio II                     33,777,215               -
   CMS Energy Corporation Common Stock                     106,921,647     114,336,401
   Fidelity Dividend Growth Fund                           150,917,774     129,595,779
   Nicholas-Applegate Core Growth Institutional
     Portfolio Fund                                                  -      26,958,174
   Comerica Foreign Equity Fund                                      -      12,094,531
   Vanguard Large-Cap Value Index Fund                               -       7,916,780
   Vanguard S&P 500 Index Fund                                       -      10,733,054
   Vanguard Large-Cap Growth Index Fund                              -      10,999,521
   Nicholas-Applegate Small-Cap Growth Fund                          -       7,710,161
   Comerica Small Cap Index Fund                               569,783               -
   Comerica Large Cap Index Fund                            11,487,580               -
   Comerica Large Cap Value Index Fund                       9,037,178               -
   Comerica Midcap Index Fund                                  840,724               -
   Comerica 500 Index Fund                                  12,760,323               -
   Calamos Growth Fund                                      44,078,782               -
   Janus Mid Cap Value Fund                                  2,797,972               -
   Fidelity Intermediate Bond Fund                           5,431,304               -
   Fidelity Low Price Stock Fund                             5,755,548               -
   Fidelity Diversified International Fund                  17,313,392               -
   Fidelity Small Cap Stock Fund                            11,496,264               -
   Fidelity Freedom Income Fund                                901,377               -
   Fidelity Freedom 2010 Fund                                2,648,264               -
   Fidelity Freedom 2020 Fund                                1,270,879               -
   Fidelity Freedom 2030 Fund                                  253,399               -
   Fidelity Freedom 2040 Fund                                  284,550               -
   Short term investments                                      119,713      38,830,403
   Loans to participants                                    24,813,736      31,092,239
                                                          ------------    ------------
Total investments                                          576,142,086     524,150,884

Receivables:
   Participant contributions                                         -       3,576,748
   Interest and dividends                                            -          97,095
   Other receivables                                           157,045               -
                                                          ------------    ------------
                                                               157,045       3,673,843

LIABILITY
Other                                                           65,167          54,056
                                                          ------------    ------------
Net assets available for benefits                         $576,233,964    $527,770,671
                                                          ============    ============

See accompanying notes.

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company

            Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2003

ADDITIONS
Interest and dividend income                              $   13,796,438
Participant contributions                                     37,584,906
                                                          --------------
Total additions                                               51,381,344

DEDUCTIONS
Benefits payments, withdrawals and distributions              50,184,309
Administrative expenses                                          200,910
                                                          --------------
Total deductions                                              50,385,219

Net realized and unrealized appreciation
   in fair value of investments                               47,467,168
                                                          --------------
Net increase                                                  48,463,293

Net assets available for benefits:
   Beginning of year                                         527,770,671
                                                          --------------
   End of year                                            $  576,233,964
                                                          ==============

See accompanying notes.

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

                           December 31, 2003 and 2002
                        and Year Ended December 31, 2003

1. DESCRIPTION OF PLAN

The following description of the Employees' Savings Plan and Employee Stock Ownership Plan of Consumers Energy Company (the Plan) provides only general information. Participants should refer to the Plan document for a complete description of the Plan's provisions.

GENERAL

The Plan is a defined contribution plan designed to encourage and assist employees of CMS Energy Corporation and its subsidiaries, which are at least 80% owned and have adopted the Plan (the Company or Employer) in saving for the future. The Plan is a voluntary program that allows eligible participants to invest their contributions in various investment funds. All regular employees of the Company as defined by the Plan, may participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants in the Plan may elect to make pre-tax or after-tax contributions in amounts equal to whole percentages from 1% to 25% of their eligible compensation, as defined by the Plan, subject to certain limitations as set forth in the Plan. If a participant's annual salary is equal to or more than $90,000, the most that can be contributed by the employer on behalf of the participant to the Plan is 11%.

The Company will make Matching Employer Contributions in an amount equal to $.50 for each $1.00 contributed by a participant, up to a maximum of 6% of the participant's eligible compensation.

Effective September 1, 2002, the Matching Employer Contributions to the Plan were suspended. The Matching Employer Contributions are expected to resume on the first pay attributable to work on or after January 1, 2005. Effective September 1, 2002 all Participant balances became eligible for reallocation at the discretion of the Participant.

Effective September 1, 2002, Incentive Contributions to the Plan were eliminated.

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

1. DESCRIPTION OF PLAN (CONTINUED)

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions, Elective Employer Contributions, Matching Employer Contributions and allocations of Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

PARTICIPANT LOANS

Participants may borrow from their fund accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. Loan terms range up to five years for a general purpose loan or up to 15 years for the purchase of a primary residence. The loans are secured by the balance of the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the plan administrator. Principal and interest are paid ratably through payroll deductions.

VESTING

Participants are immediately vested in their contributions and Elective Employer Contributions plus actual earnings thereon. Vesting in the Matching Employer Contributions and the Incentive Contributions of their accounts are based on years of service. A participant becomes 10% vested for each of the first two years of service with the Company, and 20% for each of the next four years of service.

PAYMENT OF BENEFITS

Upon termination of service, death, disability or retirement, a participant may receive a lump-sum amount equal to the vested value of his or her account.

FORFEITURES AND ADMINISTRATIVE EXPENSES

Forfeitures result from Matching Employer Contributions and Incentive Contributions remaining in the Plan for terminated participants' nonvested account balances. Forfeitures generated are added to a forfeiture reserve account and are available to offset Matching Employer Contributions. Such amounts forfeited in 2003 and 2002 were $59,392 and $167,015, respectively, and are treated as a reduction of the Employer's contribution. As of December 31, 2003 and December 31, 2002, the cumulative unallocated forfeitures were $103,042 and $78,806. Expenses related to the administration and investment management of the plan are charged against the assets of the investment funds offered to plan participants. Brokerage fees, commissions, stock transfer taxes and other expenses in connection with the purchases, sales and

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

1. DESCRIPTION OF PLAN (CONTINUED)

FORFEITURES AND ADMINISTRATIVE EXPENSES (CONTINUED)

distributions of securities for each investment fund are charged to the fund that incurred the cost. Fees for obtaining loans are charged to the participant that requested the loan.

PLAN TERMINATION

Although it has not expressed the intention to do so, the Company has reserved the right to terminate the Plan at any time by resolution of its Board of Directors. The value of the participant accounts will be determined as of the effective date of the termination and be distributed as provided by the Plan.

2. SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for the investment contracts, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The fair value of the participation units owned by the Plan in the common trust fund accounts are based on quoted redemption values on the last business day of the plan year. The participant loans are valued at their outstanding balances, which approximate fair value.

Investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by Company-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. Contract value approximates fair value. The average yield for these contracts was 6.20% in 2003 and 6.31% in 2002. The crediting interest rate for these investment contracts ranged from approximately 5.40% to 7.10% in both 2003 and 2002, respectively. Rates on contracts remain fixed for the life of each contract.

Upon completion of the recordkeeping transfer to Fidelity Investments, as described in Note 3, Investments, the valuation of participant accounts was changed to daily pricing from monthly pricing.

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

As of January 3, 2003, Fidelity Investments became the trustee and recordkeeper for the Plan. After December 31, 2002, Consumers Energy ceased recordkeeping services for the Plan. As of the close of business on December 31, 2002, Comerica Bank of Detroit, Michigan ceased providing trustee services to the Plan and the Plan assets were transferred to Fidelity Investments.

During 2003, the Plan's investments (including investments purchased and sold, as well as held, during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

                                          NET REALIZED
                                         AND UNREALIZED
                                          APPRECIATION
                                         (DEPRECIATION)
                                         IN FAIR VALUE
                                         OF INVESTMENTS
                                       DECEMBER 31, 2003
                                       ------------------
Mutual funds                           $       54,301,990
CMS Energy Corporation Common Stock            (6,834,822)
                                       ------------------
                                       $       47,467,168
                                       ==================

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

4. DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                               DECEMBER 31
                                                                         2003                2002
                                                                         ----                ----
Net assets available for benefits per the financial
   statements                                                      $    576,233,964    $     527,770,671
Amounts allocated to withdrawn participants                                       -           (6,734,928)
                                                                   ----------------    -----------------
Net assets available for benefits per the Form 5500                $    576,233,964    $     521,035,743
                                                                   ================    =================

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                           YEAR ENDED
                                                          DECEMBER 31,
                                                              2003
                                                          ------------
Benefits paid to participants per the financial
   statements                                           $      50,184,309
Add amounts allocated on Form 5500 to
   withdrawn participants at December 31, 2003                          -
Less amounts allocated on Form 5500 to
   withdrawn participants at December 31, 2002                 (6,734,928)
                                                        -----------------
Benefits paid to participants per the Form 5500         $      43,449,381
                                                        =================

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

5. CONTINGENT LIABILITIES

CMS Energy Corporation is a named defendant, along with Consumers Energy Company, CMS Marketing, Services and Trading Company and certain named and unnamed officers and directors, in two lawsuits brought as purported class actions on behalf of participants and beneficiaries of the Plan. The two cases, filed in July 2002 in the U.S. District Court for the Eastern District of Michigan, were consolidated by the trial judge, and an amended consolidated complaint was filed. Plaintiffs allege breaches of fiduciary duties under ERISA and seek restitution on behalf of the Plan with respect to a decline in value of the shares of the CMS Energy Corporation Common Stock held in the Plan.

                      Employees' Savings Plan and Employee
                Stock Ownership Plan of Consumers Energy Company

                          Notes to Financial Statements

5. CONTINGENT LIABILITIES (CONTINUED)

Plaintiffs also seek other equitable relief and legal fees. The judge issued an opinion and order dated March 31, 2004 in connection with the motions to dismiss field by CMS Energy Corporation, Consumers Energy Company and the individuals. The judge dismissed certain of the amended counts in the plaintiffs' complaint and denied CMS Energy Corporation's motion to dismiss the other claims in the complaint. CMS Energy Corporation, Consumers Energy Company and the individual defendants filed answers to the amended complaint on May 14, 2004. These cases will be defended vigorously. CMS Energy and Consumers cannot predict the outcome of this litigation.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 24, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

7. PANHANDLE SALE

On June 11, 2003, CMS Energy Corporation completed the previously announced sale of all of the outstanding stock of Panhandle Eastern Pipe Line Company (Panhandle) to Southern Union Panhandle Corp., a newly formed entity owned by Southern Union Company. All Panhandle participants in the Plan were 100% vested in both the Matching Employer and Incentive Contributions upon completion of the sale.

8. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in statements of net assets available for benefits.

9. SUBSEQUENT EVENT

Effective June 3, 2004, the contribution limit of a member earning $90,000 or more was raised from 11.0% to 12.5% of the participant's eligible compensation.

                              Supplemental Schedule

                   Employees' Savings Plan and Employee Stock
                   Ownership Plan of Consumers Energy Company
                        EIN: 38-0442310 Plan Number: 002

         Schedule H, Line 4i -- Schedule of Assets (Held at End of Year)
                               December 31, 2003

                                                                                                         CONTRACT
                                                   DESCRIPTION OF INVESTMENT INCLUDING                      OR
   IDENTITY OF  ISSUE, BORROWER,                    MATURITY DATE, RATE OF INTEREST,                      CURRENT
     LESSOR OR SIMILAR PARTY                        COLLATERAL, PAR OR MATURITY VALUE        COST          VALUE
   -----------------------------                   -----------------------------------       ----      -------------
New York Life Insurance Company                  7.10% Matures 06/27/2005                              $  13,645,830
Principal Mutual Life Insurance Company          6.00% Matures 02/15/2005                                 19,945,611
Principal Mutual Life Insurance Company          6.18% Matures 11/14/2006                                 11,722,666
Principal Mutual Life Insurance Company          6.28% Matures 05/14/2007                                 11,751,951
Principal Mutual Life Insurance Company          5.85% Matures 01/30/2008                                 11,165,894
The Prudential Mutual Life Insurance Company     6.97% Matures 06/21/2004                                  9,495,955
The Prudential Mutual Life Insurance Company     5.40% Matures 11/15/2006                                 11,239,576
The Prudential Mutual Life Insurance Company     5.70% Matures 11/15/2007                                 16,966,173
Travelers Life and Annuity                       6.45% Matures 05/12/2005                                 26,731,026

* Fidelity Investments                           Fidelity Managed Income Portfolio II                     33,777,215
                                                 Fidelity Dividend Growth                                150,917,774
                                                 Fidelity Intermediate Bond Fund                           5,431,304
                                                 Fidelity Low Price Stock Fund                             5,755,548
                                                 Fidelity Diversified International Fund                  17,313,392
                                                 Fidelity Small Cap Stock Fund                            11,496,264
                                                 Fidelity Freedom Income Fund                                901,377
                                                 Fidelity Freedom 2010 Fund                                2,648,264
                                                 Fidelity Freedom 2020 Fund                                1,270,879
                                                 Fidelity Freedom 2030 Fund                                  253,399
                                                 Fidelity Freedom 2040 Fund                                  284,550
                                                 Short Term Investments                                      119,713

* CMS Energy Corporation                         Common Stock of CMS Energy Corporation                  106,921,647

Comerica Bank, N.A.                              Comerica Small Cap Index Fund                               569,783
                                                 Comerica Large Cap Index Fund                            11,487,580
                                                 Comerica Large Cap Value Index Fund                       9,037,178
                                                 Comerica Midcap Index Fund                                  840,724
                                                 Comerica 500 Index Fund                                  12,760,323

Calamos Asset Management, Inc.                   Calamos Growth Fund                                      44,078,782

Berger Financial Group, LLC                      Janus Mid Cap Value Fund                                  2,797,972

* Participant Loans                              Interest rate range:  3.00% to 8.75%       $    -        24,813,736
                                                      with various maturity dates           ======     -------------
                                                                                                       $ 576,142,086
                                                                                                       =============

* Party-in-interest.

Note: Historical cost information is not shown as all investments are participant-directed.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EMPLOYEES' SAVINGS PLAN AND
EMPLOYEE STOCK OWNERSHIP PLAN OF
CONSUMERS ENERGY COMPANY




By: /s/ John F. Drake
    ---------------------
John F. Drake
Plan Administrator and
Senior Vice President, Human Resources,
CMS Energy Corporation and
Consumers Energy Company
Dated: June 22, 2004

                                    EXHIBITS

Exhibit Number                          Description
--------------                          -----------
     (23)          Consent of Independent Registered Public Accounting
                   Firm

     (32)          Certifications pursuant to Section 906 of the Sarbanes-
                   Oxley Act of 2002